April 13, 2012

VIA EDGAR

Mr. Terence O'Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-4631

Re:   Crown Holdings, Inc.
        Form 10-K
        Filed February 29, 2012
        File No. 0-50189

 Dear Mr. O'Brien:

Crown Holdings, Inc. (“we,” “Crown” or the “Company”) is responding to the comments raised in your letter dated March 30, 2012 regarding Crown's Form 10-K for the fiscal year ended December 31, 2011. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis, page 31

Results of Operations, page 31

1.
In comment 3 from our letter dated May 24, 2011, we requested that you improve upon your discussion and analysis of your operating results at the consolidation and segment levels so that readers have sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. In your response letter dated June 8, 2011, you agreed to include appropriate additional disclosure responsive to our comments in future quarterly and annual filings. We continue to believe that significant revisions are necessary to your discussion of segment income to provide readers with meaningful information that will enhance your overall financial disclosures and provide an informative narrative explanation of your key performance measure. Specifically, please provide a more comprehensive analysis of each of the material factors listed as impacting segment income, that is, gross profit and selling and administrative expenses, so that you sufficiently explain why each factor has occurred and is impacting the specific line item in the specific manner. To provide readers with a sufficient understanding of the factors impacting your operations, you may need to discuss the product lines and/or geographic areas that underlie each of your reportable segments. Please provide us with your intended disclosure.

As agreed in our response letter dated June 8, 2011, we have made significant revisions to our discussion and analysis of operating results. For example, we have included:

•	products and markets served by segment;

•	recent capacity additions including anticipated volume by segment;

•	non-reportable segments including a description of the underlying businesses and an analysis of net sales and segment income; and

•	the impact of corporate and unallocated costs on segment income.

In our discussion of segment income, we describe selling and administrative expenses as a separate component when it is useful in explaining the change from period to period. For example, in our discussion of selling and administrative expenses we explain that expenses increased from $360 million in 2010 to $395 million in 2011 primarily due to $20 million from the settlement of a legal dispute unrelated to the Company's operations in 2010 and $10 million from the impact of foreign currency translation. In our discussion of segment income for corporate and unallocated costs, we discuss the impact of the $20 million legal settlement and we provide the impact from foreign currency translation in each segment. In general, we do not expect fluctuations in selling and administrative expenses to have a significant impact on segment income of an individual segment from period to period. However, if the impact were material, we would describe.

We present our segments along product and geographic lines and include further discussion where appropriate. For example, in our Americas Beverage segment, we discuss that sales unit volume increases in Brazil were offset by decreased volumes in the U.S. and explain that the increases in Brazil were primarily attributable to recent capacity additions driven by market growth. In our discussion of non-reportable segments, we discuss growth in Asian markets and the impact of increased sales unit volumes in Cambodia, China and Vietnam primarily due to increased consumer spending.

Notwithstanding our comments above, we have included our proposed revisions in the response to your second comment below.

2. Please ensure your expanded discussion and analysis addresses potential effects on your future operations from known events and trends, including quantified information when useful and material. For example, such disclosure should include a quantified discussion of the potential impact of any recent changes in raw materials prices that are expected to have a material effect on your operations in the near term. As another example, you may need to include discussion of the flooding at your beverage can plant north of Bangkok, with details on the level of production of this plant prior to the flooding and the impact of the shut down on your operations.

In preparing our discussion and analysis, we consider known events and trends and disclose where appropriate. For example, in the discussion of our growth markets we provide information regarding recent trends in sales unit volumes by describing expected annual capacity from current expansion projects. Going forward, we will provide additional information regarding recent trends in sales unit volumes in both our growth and mature markets.

In response to your specific examples, raw material prices can be subject to significant volatility but we do not believe that there is a current consistent trend. Steel and aluminum prices increased in 2011 after decreasing in 2010. In 2011, we disclosed the amount of gains associated with selling inventory on hand at the end of 2010 at higher prices in 2011. However, we do not currently expect these gains to recur in 2012. Further, fluctuations in raw material prices are not currently expected to have a significant adverse impact on our results of operations because, as disclosed, we attempt to pass-through these costs to our customers and have generally been successful in doing so.

With respect to the flooding at our beverage can plant in the Bangkok region, we considered whether to add disclosure of the impact on segment income of future periods but we do not currently expect the impact to be material to segment income.

In response to your first and second comments, we propose to revise our discussion as follows:

Business Strategy and Trends
The Company's strategy is to grow its businesses in targeted international growth markets, while improving operations and results in more mature markets through disciplined pricing, cost controls and careful capital allocation.
In recent years, the Company has expanded its beverage can businesses in Brazil, China and Southeast Asia in response to unit volume demand driven by increased per capita incomes and consumption, combined with a shift in packaging mix to two-piece aluminum beverage cans from other packages. The Company continues to focus its capital deployment in these markets. When currently announced expansion projects are completed, the Company expects to have added approximately 8.5 billion units of incremental beverage can capacity to its year-end 2011 levels.
Beverage can sales unit volumes in the Company's mature markets have been stable to slightly declining in North America and slightly increasing in Europe. Global food and aerosol can sales unit volumes have been stable to declining in recent years primarily due to lower consumer spending. While the opportunity for organic volume growth in the Company's mature markets is not comparable to that in targeted international growth markets, the Company continues to generate strong returns on invested capital and significant cash flow from these businesses. The Company monitors capacity across all of its businesses and, where necessary, may take action such as closing a plant or reducing headcount to better manage its costs.
In addition, as part of the Company's efforts to manage cost, it attempts to pass-through the cost of aluminum and steel to its customers. Aluminum and steel prices can be subject to significant volatility and there does not appear to be a consistent and predictable trend in pricing.
The Company seeks to increase shareholder value by maximizing operating cash flows which can be reinvested in the business, which may include acquisitions, used to repay debt or returned to shareholders through share repurchases. In assessing the Company's performance, the key performance measure used is segment income, a non-GAAP measure defined by the Company as gross profit less selling and administrative expenses.
Americas Beverage
The Americas Beverage segment manufactures aluminum beverage cans and ends and steel crowns, commonly referred to as “bottle caps”, and supplies a variety of customers from its operations in the U.S., Brazil, Canada, Colombia and Mexico. The North American beverage can market is a mature market which has experienced slightly declining volumes in recent years. In Brazil, the Company's sales unit volumes have increased in recent years primarily due to market growth. In 2011, the Company completed construction of a new plant in Ponta Grossa, Brazil with the first line commencing commercial operations in the first quarter of 2011 and a second line commencing commercial operations in the second quarter of 2011. In the second quarter of 2011, the Company commenced commercial operations of a second line in its plant in

Estancia, Brazil. At full capacity and efficiency, these additions are expected to add annual capacity of more than 2.5 billion beverage cans, resulting in approximately 10% higher capacity than in the Americas Beverage segment in 2010. The Company also plans to construct a new beverage can plant in Belem, Brazil which is currently expected to be completed during the first quarter of 2013.
Segment income in the Americas Beverage segment increased from $275 million in 2010 to $302 million in 2011 primarily due to $19 million from increased sales unit volumes in Brazil where recent capacity additions in Ponta Grossa and Estancia offset volume declines in North America and $7 million from lower operating costs, including lower post-retirement benefits in the U.S. resulting from plan amendments in 2010 and 2011.
North America Food
The North America Food segment manufactures steel and aluminum food cans and ends and metal vacuum closures and supplies a variety of customers from its operations in the U.S. and Canada. The North American food can and closures market is a mature market which has experienced stable to slightly declining volumes in recent years.
Segment income in the North America Food segment increased from $120 million in 2010 to $146 million in 2011 primarily due to $19 million from lower operating costs including the benefits from prior plant closures in Canada and lower postretirement benefits in the U.S. resulting from plan amendments in 2010 and 2011 and $5 million from inventory holding gains from the sale of inventory on hand at the end of 2010. The Company does not currently expect the inventory holding gains to recur in 2012.
European Beverage
The Company's European Beverage segment manufactures steel and aluminum beverage cans and ends and supplies a variety of customers from its operations throughout Eastern and Western Europe, the Middle East and North Africa. In recent years, the European beverage can market has been growing. In the second quarter of 2011, the Company commenced commercial operations of the second line at its plant in Kechnec, Slovakia. The second line is expected to add full annualized capacity of 750 million cans. In the third quarter of 2012, the Company expects to complete construction of a new plant in Osmaniye, Turkey which is expected to add full annualized capacity of 700 million cans.
Segment income in the European Beverage segment decreased from $244 million in 2010 to $210 million in 2011 primarily due to $35 million from increased costs, which were not fully offset by increased selling prices primarily due to competitive pricing pressure, and lower productivity from the start up of operations at the Company's plant in Kechnec, Slovakia offset by increased sales unit volumes.
European Food
The European Food segment manufactures steel and aluminum food cans and ends, and metal vacuum closures and supplies a variety of customers from its operations throughout Europe and Africa. The European food can market is a mature market which has experienced stable to slightly declining volumes in recent years.
Segment income in the European Food segment increased from $224 million in 2010 to $239 million in 2011 primarily due to $24 million from lower operating costs including reduced labor and plant maintenance costs, $5 million from inventory holding gains from the sale of inventory on hand at the end of 2010 and $11 million from the impact of foreign currency translation partially offset by $25 million from lower sales unit volumes including the fourth quarter 2010 effects of customers' buying ahead of 2011 tinplate price increases. The Company does not currently expect the inventory holding gains to recur in 2012.

Non-reportable segments
The Company's non-reportable segments include its aerosol can businesses in North America, Europe and Thailand, its beverage can businesses in Cambodia, China, Malaysia, Singapore, Thailand and Vietnam, its food can and closures business in Thailand and its tooling and equipment operations in the U.S. and United Kingdom. In recent years, the Company's businesses in China and Southeast Asia have experienced significant growth whereas its aerosol can businesses have experienced slightly declining volumes.
Segment income in non-reportable segments increased from $206 million in 2010 to $234 million in 2011 primarily due to $10 million from increased sales unit volumes in Cambodia, China, and Vietnam, $8 million from increased beverage equipment sales and $6 million from the impact of foreign currency translation. Flood damage at the Company's beverage can plant in Thailand did not have a significant adverse impact on segment income in 2011 and the Company does not expect it to have a significant adverse impact in 2012.

Provision for Restructuring, page 36

3. You state you recorded a charge of $45 million to reduce manufacturing capacity and headcount throughout your Western European operations, primarily in your European Aerosol can business, and that you expect that these actions may result in annual pre-tax savings of $27 million when fully implemented in 2013. We also note your disclosure on page 69 that you expect these actions to be completed in 2013 at a total cost of $53 million. Please address the following in your response letter:

•
It appears that $41 million of the $45 million annual charge for this business/segment was recorded in the fourth quarter of 2011. It appears that the entire $9 million annual restructuring charge to European Food was also recorded only in the fourth quarter of 2011. Please revise future filings to address the timing of these charges.

•
Explain to us and revise future filings to discuss why the timing of the charges was considered appropriate. For the European Aerosol can business, we note that the remaining $4 million was charged in the first quarter of 2011.

In the first quarter of 2011, we initiated a restructuring to reduce headcount in the European Specialty Packaging segment and recorded a charge of $4 million.

In connection with our annual budget process in the fourth quarter of 2011, we approved a plan to undertake additional restructuring activities to reduce both manufacturing capacity and headcount throughout Western Europe, resulting in additional charges of $50 million primarily in our European Food and Aerosol businesses.

•
In the June 30, 2011 and September 30, 2011 Forms 10-Q, you stated that you expected the Western European/European Aerosol/Other Europe restructuring to be completed in 2011 at a total cost of only $4 million. Please provide to us a timeline of events that occurred throughout 2011 that would help to reconcile between the disclosed amounts ($4 million versus $53 million) and expected completion dates (2011 versus 2013).

In our September 30, 2011 Form 10Q, we disclosed that the expected cost of the headcount reduction initiated in the first quarter was $4 million. As described above, we subsequently initiated additional restructuring actions to reduce manufacturing capacity and to further reduce headcount. These additional actions resulted in a fourth quarter charge of $41 million and a total charge for the year of $45 reported for our Other

European operations. These actions initiated in the fourth quarter are expected to be completed in 2013. The difference between the charge of $45 million in 2011 and the expected total cost of $53 million is due to $8 million of other exit costs that are expected to be expensed as incurred in the future.

•
You also state on page 69 that you initiated the Western European/European Aerosol/Other Europe and European food restructurings in 2009. Explain to us and revise future filings to disclose why no charges were warranted in either area during 2010.

The restructuring actions that were initiated in 2011 are unrelated to the 2009 actions. We included a description of the 2009 actions to provide information regarding the beginning balance in each of the rollforwards. At the time the fourth quarter actions were initiated, we had a balance of $1 million in each of the European Food and Other Europe rollforwards. Accordingly, we believed that it would be appropriate to disclose the 2011 actions in the existing rollforwards. We did not record any restructuring charges in European Food or Other Europe in 2010 as we did not initiate any restructuring actions in 2010.

Liquidity, page 38

4. We note from the risk factor on page 16 and the table on page 82 that you contributed $404 million to your pension plans in 2011, compared to $79 million, $74 million, $71 million and $65 million, respectively, in each of the last four years. We also note that the pension contribution had a material impact on your operating cash flows for 2011. Finally, we note that you disclosed in your 2010 Form 10-K that you expected to contribute $65 million for your funded plans. Based on the current disclosure, it is not clear why the 2011 contribution was so large. Therefore, please provide an explanation in your response and revise future filings accordingly. In your response, also address the reasons for your estimated contribution amounts for the next five years also as disclosed on page 16.

At the end of 2010, we expected to contribute $65 million into the Company's funded pension plans and $10 million into its unfunded plans based on year-end discount rates and expected asset returns. In 2011, discount rates declined and asset returns were below expectation resulting in a substantial increase in our underfunded liability. As a result, the Company decided to take advantage of currently low interest rates by borrowing $350 million in November 2011 from term loan facilities and making a voluntary contribution of $328 million into our funded plans in the U.S. and Canada. As a result of these contributions, the Company does not currently expect to have any required contributions to its U.S. pension plans in 2013 and 2014 and to its Canadian plan in 2012.
The estimated five year contributions disclosed in our 10-K represent the minimum funding requirements for the next five years based on the assumptions, e.g., discount rate, rate of return on plan assets, that existed as of December 31, 2011.
We will revise our future 10-K disclosures accordingly.

K. Provision for Asbestos, page 64

5. You present on page 65 "Asbestos-related payments" and "Settled claims payments" and state that these were the approximate cash payments during the last three years. Please confirm to us and revise future filings to clarify, if true, that the amount for "Settled claims payments" are included in the amount for "Asbestos-related payments." If so, revise future filings to disclose the nature of the additional balance included in the asbestos-related amount.

We confirm that the amounts for “settled claims payments” are included in the amounts for “asbestos-related payments”. We will clarify in future filings and disclose that the difference represents legal defense costs related to asbestos claims.

Y. Condensed Combining Financial Statements, page 94

6. We note the several senior notes that are fully and unconditionally guaranteed by either the parent or certain subsidiaries, or a combination of both. Please tell us and revise future filings to describe any non-customary conditions under which the guarantors would be released from such guarantees.

Our note agreements do not contain any non-customary conditions under which the guarantors would be released from such guarantees.
*   *   *   *

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown's filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact Kevin C. Clothier, Vice President and Corporate Controller, at (215) 698-5281.

Crown Holdings, Inc.

/s/ Kevin C. Clothier Name: Kevin C. Clothier Title: Vice President and Corporate Controller